UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 6)*
Under the Securities Exchange Act of 1934

ORAGENICS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
684023-10 4
(CUSIP Number)
Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809
June 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Randal J. Kirk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,000,555

	8	SHARED VOTING POWER
14,481,089

	9	SOLE DISPOSITIVE POWER
1,000,555

	10	SHARED DISPOSITIVE POWER
14,481,089

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,481,644

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Intrexon Corporation I.R.S. IDENTIFICATION NO.: 26-0084895

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,481,089

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,481,089

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,481,089

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

This Amendment No. 6 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated June 5, 2012 and filed on June 12, 2012, as amended by Amendment No. 1, dated July 31, 2012 and filed on August 3, 2012, Amendment No. 2, dated September 30, 2013 and filed on October 2, 2013, Amendment No. 3, dated November 20, 2013 and filed on November 22, 2013, Amendment No. 4 dated December 18, 2013 and filed on December 26, 2013, and Amendment No. 5 dated December 1, 2015 and filed on December 3, 2015 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Oragenics, Inc., a Florida corporation (the “Company”). Mr. Randal J. Kirk (“Mr. Kirk”) and Intrexon Corporation, a Virginia corporation (“Intrexon” and, together with Mr. Kirk, the “Reporting Persons”), are filing this Amendment to disclose the purchase by Intrexon of 2,261,419 shares of Common Stock in a private placement transaction dated June 30, 2016.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On June 30, 2016, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers in a private placement transaction an aggregate of 9,045,679 shares of Common Stock at a price per share of $0.5159, for aggregate gross proceeds of approximately $4,667,000 (the “Transaction”). Pursuant to the Purchase Agreement, the Company issued to Intrexon 2,261,419 shares of Common Stock for a total purchase price of $1,166,666, which Intrexon funded using its working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock owned by the Reporting Persons. The percentage ownership is calculated based on 40,058,540 shares of Common Stock issued and outstanding as of May 16, 2016, as disclosed in the Company’s Current Report on Form 10-Q dated March 31, 2016, and filed on May 16, 2016, increased by 9,045,679 shares issued pursuant to the Transaction.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	15,481,644	31.5%	1,000,555	14,481,089	1,000,555	14,481,089
Intrexon Corporation	14,481,089	29.5%	—	14,481,089	—	14,481,089

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Intrexon.

(c)	Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

(d)-(e)	Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Stock Purchase Agreement dated as of June 30, 2016 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated and filed June 30, 2016 and incorporated herein by reference)

Exhibit 2	Joint Filing Agreement, dated as of July 5, 2016, by and between Mr. Kirk and Intrexon

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2016
/s/ Randal J. Kirk
Randal J. Kirk

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1	Stock Purchase Agreement dated as of June 30, 2016 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated and filed June 30, 2016 and incorporated herein by reference)

Exhibit 2	Joint Filing Agreement, dated as of July 5, 2016, by and between Mr. Kirk and Intrexon